Distributable cash flow is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

- the ability of our assets to generate cash sufficient to support our indebtedness and make future cash distributions to our unitholders; and

- the attractiveness of capital projects and acquisitions and the overall rates of return on alternative investment opportunities.

We believe that the presentation of distributable cash flow in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to distributable cash flow are net income and net cash provided by operating activities. Distributable cash flow should not be considered an alternative to net income, net cash provided by (used in) operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net income or net cash, and our presentation may vary from the presentations of other companies. As a result, our distributable cash flow may not be comparable to similarly titled measures of other companies.

Factors That Affect Our Results

Coal Prices. We attempt to mitigate price fluctuations by executing multi-year sales contracts. Domestic coal prices have weakened due to reduced demand from coal-fired power plants. International prices have also declined as a result of excess supply in the marketplace. We expect this low-price environment to continue in the near term.

Coal Demand. Demand for coal can increase due to unusually hot or cold weather as coal-fired electricity generation rises with greater use of air conditioning or heating. Conversely, mild weather can result in weaker demand for our coal. Adverse weather conditions, such as blizzards or floods, can affect our ability to transport our coal and our customers' ability to take delivery of coal.

Despite the current weakness in international prices, we believe that long-term international demand for thermal and metallurgical coal will continue to increase due primarily to demand from China, India, South Korea, and other Asian countries. As a result of growing international demand, coal prices for thermal coal in the international market have, from time to time, been higher relative to domestic prices and, based on forward price curves, are expected to continue to increase over time. Given our low cost of production and transportation optionality, we believe that we are competitively well positioned to sell and deliver our coal into the international market.

Contract Position. We sell a significant portion of our coal under multi-year sales contracts. Historically, we have marketed our coal principally to electric utilities in the eastern United States. We also export coal into the thermal and metallurgical coal international markets, primarily to Asia, Canada, Europe, India and South America. For the three months ended March 31, 2015 and 2014, we sold approximately 31% and 17%, respectively, of total coal production into international markets. For the years ended December 31, 2014 and 2013, we sold approximately 13% and 20%, respectively, of total coal production into international markets. The following table describes the forecasted contracted position (in millions of tons) of the Pennsylvania mining complex, on a 100% basis, for the years ending December 31, 2015, 2016 and 2017 as of May 11, 2015:

	2015		2016		2017	
	Tons	**Price**	**Tons**	**Price**	**Tons**	**Price**
Committed and priced (based on forecasted prices) (1)	23.0	$59.33	13.1	$59.25	7.7	$61.35
As a percentage of total production for the twelve months ending June 30, 2016	93.3%	N/A	53.1%	N/A	31.2%	N/A
Committed and unpriced	0.1	N/A	1.5	N/A	1.0	N/A
As a percentage of total production for the twelve months ending June 30, 2016	0.4%	N/A	6.1%	N/A	4.1%	N/A

(1) For purposes of this table, the forecasted price of each committed contract includes the base price stated in the contract and an estimate of the future adjustments to the contracted base price as set forth in such contract. The adjustment mechanisms reflect (i) variances in the quality characteristics of coal delivered to the customer beyond threshold quality characteristics specified in the applicable sales contract, (ii) the actual calorific value of coal delivered to the customer, and/or (iii) changes in electric power prices in the markets in which our customers operate, as adjusted for any factors set forth in the applicable contract. The electric power price-related adjustments, if any, result only in positive monthly adjustments to the contracted base price that we receive for our coal. In the table above, the forecasted electric power price-related adjustments represent approximately 3%, 7% and 14% for the years ending December 31, 2015, 2016 and 2017, respectively, of the total committed and priced value included in the table. These adjustments to contracted base prices were estimated using publicly available regional power generation information applicable to the markets in which our customers operate and other internally forecasted information regarding contract specific factors that impact pricing. The key assumptions used for the forecasted electric power price-related adjustments were derived using PJM Western Hub Day-Ahead Calendar Month (Peak and Off-Peak) prices adjusted using management's judgment and historical results. These derived assumptions were held constant in 2015 and 2016 and were increased 3% for 2017. The 2017 increase resulted in a less than 1% increase to the total committed and priced value included in the table. For the three months ended March 31, 2015, the actual prices realized under our contracts that had electric power price-related adjustments exceeded our forecasted price for 2015 as reflected in the table. While management considers the expectations and assumptions regarding forecasted prices, including with respect to forecasted electric power price-related adjustments, to be reasonable, they are inherently subject to business, economic, competitive, regulatory, and other risks and uncertainties, most of which are beyond our control.

Our sales strategy is generally to enter into multi-year sales contracts for the majority of our production. Our average coal sales revenue per ton in the near term may decrease as we replace expiring favorably priced sales contracts with new sales contracts at contractually negotiated market prices. However, we believe that our low-cost operating structure positions us to successfully contract our coal sales at a profitable margin in any price environment in which our competitors also operate.

Coal Production Rates. The table below presents total tons produced from the Pennsylvania mining complex on both a 100% basis and our 20% undivided interest for the periods indicated (in thousands of tons):

Mine	100% Basis for the Three Months Ended March 31,		20% Undivided Interest for the Three Months Ended March 31,	
	2015	2014	2015	2014
Bailey	2,931	3,147	586	629
Enlow Fork	2,571	3,061	514	612
Harvey (1)	1,010	220	202	45
Total	6,512	6,428	1,302	1,286

(1) The Harvey mine commenced longwall mining operations in March 2014.

Mine	100% Basis for the Years Ended December 31,		20% Undivided Interest for the Years Ended December 31,	
	2014	2013	2014	2013
Bailey	12,325	10,754	2,465	2,151
Enlow Fork	10,557	10,112	2,111	2,022
Harvey (1)	3,184	567	637	114
Total	26,066	21,433	5,213	4,287

(1) The Harvey mine commenced longwall mining operations in March 2014. The tons produced in 2013 were a result of development of the mine.

(a) Long-term debt of $178,762 and interest on long-term debt of $2 will not be assumed by CNX Coal Resources LP and are included in the pro forma adjustments. Please read our unaudited pro forma combined financial statements included elsewhere in this prospectus.

(b) Long-term liabilities—employee related include liabilities for other post-employment benefits, work-related injuries and illnesses. Estimated salaried retirement contributions required to meet minimum funding standards under ERISA are excluded from the pay-out table due to the uncertainty regarding amounts to be contributed. We do not expect to contribute to the pension in 2015.

(c) Other long-term liabilities include mine reclamation and closure and other long-term liability costs.

Quantitative and Qualitative Disclosure about Market Risk

In addition to the risks inherent in operations, we are exposed to financial, market, political and economic risks. The following discussion provides additional detail regarding our exposure to the risks related to changes in commodity prices, interest rates and foreign exchange rates.

Commodity Price Risk

We are exposed to market price fluctuations in the normal course of selling coal. We sell coal in the spot market and under both short-term and multi-year contracts that contain base prices subject to pre-established price adjustments that reflect (i) variances in the quality characteristics of coal delivered to the customer beyond threshold quality characteristics specified in the applicable sales contract, (ii) the actual calorific value of coal delivered to the customer, and/or (iii) changes in electric power prices in the markets in which our customers operate, as adjusted for any factors set forth in the applicable contract. Our risk management policy prohibits the use of derivatives for speculative purposes. Please read "—Factors That Affect Our Results—Contract Position" and "Business—Our Customers and Contracts."

Interest Rate Risk

In connection with the completion of this offering we expect to enter into a new revolving credit facility. Assuming our average debt level of $188.7 million for the twelve months ending June 30, 2016, comprised of funds drawn on our new revolving credit facility, an increase of one percentage point in the interest rate will result in an increase in annual interest expense of $1.9 million. As a result, our results of operations, cash flows and financial condition and our ability to make cash distributions to our unitholders could be materially adversely affected by significant increases in interest rates.

Foreign Exchange Rate Risk

All of our transactions are denominated in U.S. dollars. As a result, we do not have material direct exposure to fluctuations in foreign currency exchange rates from the sale of our coal under sales contracts. However, because coal is sold internationally in U.S. dollars, general economic conditions in foreign markets and changes in foreign currency exchange rates may provide our foreign competitors with a competitive advantage. If our competitors' currencies decline against the U.S. dollar or against our foreign customers' local currencies, those competitors may be able to offer lower prices for coal to our customers. Furthermore, if the currencies of our overseas customers were to significantly decline in value in comparison to the U.S. dollar, those customers may seek decreased prices for the coal we sell to them. Consequently, currency fluctuations could adversely affect the competitiveness of our coal in international markets.

Our Customers and Contracts

We sell coal to an established customer base through opportunities as a result of strong business relationships or through a formalized bidding process. The following map shows the extensive reach of our market in the eastern United States.


CNXC Customers
Coal Fired Plants with SO2 Controls
CNXC PA Operations
Coal Terminals
Plants without SO2 Controls
Major Railroads by System Name
CSX
Multiple Systems
Norfolk Southern

We refer to the contracts under which coal produced from the Pennsylvania mining complex is sold and which a wholly owned subsidiary of CONSOL Energy administers under the contract agency agreement at our direction as our contracts, even though none of these contracts will be transferred to us in connection with this offering. For additional information on our contract agency agreement, please read "—Our Contract Agency Agreement with CONSOL Energy." The following table describes the forecasted contracted position (in millions of tons) of the Pennsylvania mining complex, on a 100% basis, for the years ended 2015, 2016 and 2017 as of May 11, 2015:

	2015		2016		2017	
	Tons	Price	Tons	Price	Tons	Price
Committed and priced (based on forecasted prices) (1)	23.0	$59.33	13.1	$59.25	7.7	$61.35
As a percentage of total production for the twelve months ending June 30, 2016	93.3%	N/A	53.1%	N/A	31.2%	N/A
Committed and unpriced	0.1	N/A	1.5	N/A	1.0	N/A
As a percentage of total production for the twelve months ending June 30, 2016	0.4%	N/A	6.1%	N/A	4.1%	N/A

(1) For purposes of this table, the forecasted price of each committed contract includes the base price stated in the contract and an estimate of the future adjustments to the contracted base price as set forth in such contract. The adjustment mechanisms reflect (i) variances in the quality characteristics of coal delivered to the customer beyond threshold quality characteristics specified in the applicable sales contract, (ii) the actual calorific value of coal delivered to the customer, and/or (iii) changes in electric power prices in the

markets in which our customers operate, as adjusted for any factors set forth in the applicable contract. The electric power price-related adjustments, if any, result only in positive monthly adjustments to the contracted base price that we receive for our coal. In the table above, the forecasted electric power price-related adjustments represent approximately 3%, 7% and 14% for the years ending December 31, 2015, 2016 and 2017, respectively, of the total committed and priced value included in the table. These adjustments to contracted base prices were estimated using publicly available regional power generation information applicable to the markets in which our customers operate and other internally forecasted information regarding contract specific factors that impact pricing. The key assumptions used for the forecasted electric power price-related adjustments were derived using PJM Western Hub Day-Ahead Calendar Month (Peak and Off-Peak) prices adjusted using management's judgment and historical results. These derived assumptions were held constant in 2015 and 2016 and were increased 3% for 2017. The 2017 increase resulted in a less than 1% increase to the total committed and priced value included in the table. For the three months ended March 31, 2015, the actual prices realized under our contracts that had electric power price-related adjustments exceeded our forecasted price for 2015 as reflected in the table. While management considers the expectations and assumptions regarding forecasted prices, including with respect to forecasted electric power price-related adjustments, to be reasonable, they are inherently subject to business, economic, competitive, regulatory, and other risks and uncertainties, most of which are beyond our control.

The terms of our sales contracts vary significantly by customer, including price adjustment features, price reopener terms, coal quality requirements, quantity adjustment mechanisms, permitted sources of supply, future regulatory changes, extension options, force majeure provisions and termination and assignment provisions. Contract volumes range from a single shipment to multi-year agreements for millions of tons of coal. The average term of our sales agreements is between one to three years. As a normal course of business, efforts are made to renew or extend contracts scheduled to expire. We generally have been successful in renewing or extending contracts in the past; however, there is no guarantee that our efforts in renewing or extending contracts will be successful in the future. For the year ended December 31, 2014, approximately 70% of all the coal produced from the Pennsylvania mining complex was sold under contracts with terms of one year or more.

Substantially all of our multi-year sales contain base prices, subject only to pre-established adjustment mechanisms based primarily on (i) variances in the quality characteristics of coal delivered to the customer beyond threshold quality characteristics specified in the applicable sales contract, (ii) the actual calorific value of coal delivered to the customer, and/or (iii) changes in electric power prices in the markets in which our customers operate, as adjusted for any factors set forth in the applicable contract. The electric power price-related adjustments, if any, result only in positive monthly adjustments to the contracted base price that we receive for our coal. Price reopener provisions are present in several of our multi-year sales contracts. These price reopener provisions may automatically set a new price based on prevailing market price or, in some instances, require the parties to agree on a new price, sometimes within a specified range of prices. In a limited number of agreements, failure of the parties to agree on a price under a price reopener provision can lead to termination of the contract. Under some of our contracts, we have the right to match lower prices offered to our customers by other suppliers.

The volume of coal to be delivered is specified in each of our sales contracts. Although the volume to be delivered under the coal contracts is stipulated, the parties may vary the timing of the deliveries within specified limits. Most of our sales agreements contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics such as heat content, sulfur, ash, moisture, volatile matter, grindability, chlorine and ash fusion temperature. Failure to meet these conditions could result in penalties or rejection of the coal at the election of the customer. Most of our coal sales contracts contain provisions for variation in coal quality in the form of premiums and penalties. Premiums and penalties are financial adjustments that vary from contract to contract with respect to coal quality parameters, ranges and percentages. As an example of a penalty, if coal not meeting the quality specification for sulfur is shipped to the customer, then we would be required to pay $0.10 per net ton of coal for every 0.01% sulfur above the maximum sulfur limit defined in the customer contract. For the years ending December 31, 2013 and 2014, the adjustments for quality variation resulted in a net premium

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for (i) direct and indirect expenses it incurs or payments it makes on our behalf (which may include reimbursements for salary, bonus, incentive compensation and other amounts paid to CONSOL Energy or other affiliates of our general partner incurred in providing services for us or our subsidiaries or for our general partner in the discharge of its duties to us and our subsidiaries) and (ii) all other expenses reasonably allocable to us or our subsidiaries or otherwise incurred by our general partner in connection with operating our business (including expenses allocated to our general partner by its affiliates). Our general partner is entitled to determine the expenses that are allocable to us and our subsidiaries. The costs and expenses for which we will reimburse our general partner and its affiliates may include salary, bonus, incentive compensation and other amounts paid to CONSOL Energy or other affiliates of our general partner for the costs incurred in providing services for us or on our behalf and expenses allocated to our general partner by its affiliates. We estimate that the total amount of such reimbursed expenses will be approximately $51.8 million for the twelve months ending June 30, 2016. Please read "Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2016." The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits under our partnership agreement. Please read "Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates."

Compensation of Our Officers and Directors

Executive Compensation

We and our general partner were formed in March 2015 and will have no material assets or operations until the closing of this offering. Accordingly, our general partner has not accrued and will not accrue any compensation obligations for executive officers and directors for any periods prior to the closing of this offering. Because the executive officers of our general partner are employed by CONSOL Energy or its affiliates, compensation of the executive officers, other than any awards granted under the long-term incentive plan we intend to adopt prior to the completion of this offering, will be set by CONSOL Energy and its affiliates. The executive officers of our general partner will continue to participate in employee benefit plans and arrangements sponsored by CONSOL Energy and its affiliates, including plans that may be established in the future.

The executive officers of our general partner are employed and compensated by CONSOL Energy or its affiliates (other than our general partner). Under our omnibus agreement with CONSOL Energy, commencing with the first full month following the closing of this offering, we will reimburse CONSOL Energy on a monthly basis for compensation related expenses (including salary, bonus, incentive compensation and other amounts) attributable to the portion of an executive's compensation that is allocable to our general partner. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement." We expect James A. Brock, Chief Executive Officer of our general partner, Lorraine L. Ritter, Chief Financial Officer and Chief Accounting Officer of our general partner, and Martha A. Wiegand, General Counsel and Secretary of our general partner, will devote approximately 75%, 100% and 100%, respectively, of their overall professional working time to the business and affairs of the Pennsylvania mining complex (on a 100% basis). Net to our 20% undivided interest in the Pennsylvania mining complex on a pro forma basis, we expect to reimburse CONSOL Energy for approximately 15%, 20% and 20% of the total compensation related expenses (including salary, bonus, incentive compensation and other amounts) incurred by CONSOL Energy and attributable to Mr. Brock's, Ms. Ritter's and Ms. Wiegand's compensation, respectively. For the twelve months ending June 30, 2016, we estimate that total reimbursable compensation related expenses attributable to each of Mr. Brock, Ms. Ritter and Ms. Wiegand will be approximately $297,000, $118,000 and $65,000, respectively.

Summary Compensation Table for 2014

For 2014 and all prior periods, the executive officers of our general partner were employed by CONSOL Energy and, in addition to their responsibilities related to the Pennsylvania mining complex, also performed services for CONSOL Energy that were unrelated to the Pennsylvania mining complex. During these periods, no amounts of compensation for our executive officers were separately allocated to our business. The following summarizes the total compensation paid by CONSOL Energy to the executive officers of our general partner during 2014:

Name and Principal Position	Year	Salary	Stock Awards (1)	Non-Equity Incentive Compensation (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3)	All Other Compensation (4)	Total
James A. Brock, Chief Executive Officer	2014	$364,188	$750,000	$409,000	$557,637	$53,563	$2,134,388
Lorraine L. Ritter, Chief Financial Officer & Chief Accounting Officer	2014	$301,648	$125,000	$117,418	$ [ ]	$28,969	$ 573,035
Martha A. Wiegand, General Counsel & Secretary	2014	$189,383	$ 55,500	$ 45,057	$ [ ]	$11,407	$ 301,347

(1) The values set forth in this column reflect awards of performance share units (including CONSOL Energy Stock Units), and are based on the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718 (disregarding the impact of estimated forfeitures related to service-based vesting conditions). For performance share units, the grant date fair value is computed based upon the closing price of CONSOL Energy's stock on the date of grant, except that for performance share units, there is an adjustment based on estimated probability that the performance conditions required for vesting will be achieved and an adjustment for the valuation of the market condition which is in accordance with FASB ASC Topic 718.

(2) Includes cash incentives earned in the applicable year under the CONSOL Energy Short-Term Plan. The relevant performance measures underlying the cash awards were satisfied in the applicable annual performance period.

(3) Amounts reflect the actuarial increase in the present value of the named executive's benefits under the CONSOL Energy Employee Retirement Plan, the CONSOL Retirement Restoration Plan, the CONSOL Supplemental Retirement Plan and the Defined Contribution Restoration Plan. These amounts were determined using the interest rate and mortality assumptions consistent with those used in its financial statements.

(4) Mr. Brock's personal benefits for 2014 include: an annual physical exam, financial planning and associated tax gross-up, $10,000 for a one-time payment relating to the elimination of retiree medical benefits, $15,600 in matching contributions made by CONSOL Energy under its 401(k) plan and use of a company-owned automobile. Ms. Ritter's personal benefits for 2014 include: $15,600 in matching contributions made by CONSOL Energy under its 401(k) plan and an annual vehicle allowance. Ms. Wiegand's personal benefits for 2014 include $11,407 in matching contributions made by CONSOL Energy under its 401(k) plan.

Narrative Disclosure to Summary Compensation Table and Additional Narrative Disclosure

CONSOL Energy provides compensation to its executives in the form of base salaries, annual cash incentive awards, long-term equity incentive awards and participation in various employee benefits plans and arrangements, including broad-based and supplemental defined contribution and defined benefit retirement plans. In the future, as CONSOL Energy and our general partner formulate and implement the compensation programs for our executive officers, our executive officers may be provided different and/or additional compensation components, benefits and/or perquisites to ensure that they are provided with a comprehensive and competitive compensation structure.

The following sets forth a more detailed explanation of the elements of CONSOL Energy's compensation programs as they relate to Mr. Brock, Ms. Ritter and Ms. Wiegand:

Base Salary. Base salary is designed to provide a competitive fixed rate of pay recognizing employees' different levels of responsibility and performance. In setting an executive's base salary, CONSOL Energy considers factors including, but not limited to, external market data, the internal worth and value assigned to the executive's role and responsibilities at CONSOL Energy, and the named executive's skills and performance. As of March 31, 2015, Mr. Brock's current annual base salary is $400,000, Ms. Ritter's current annual base salary is $292,127 and Ms. Wiegand's current annual base salary is $192,400.

Annual Cash Incentives. CONSOL Energy's annual cash incentive program provides participants with an opportunity to earn performance based annual cash bonus awards. Target annual bonus levels are established at the beginning of each year and are based on a percentage of the executive's base salary. For 2014, Mr. Brock had a target bonus of 65% of his annual base salary, with a potential payout up to 200% of target based on individual performance and company performance metrics, which for 2014 included metrics relating to employee and miner safety, environmental compliance, production and operating costs. For 2014, Ms. Ritter had a target bonus of 40% of her annual base salary, with a potential payout up to 200% of target based on individual performance and company performance metrics, which for 2014 included metrics relating to employee and miner safety, environmental compliance, production and operating costs. For 2014, Ms. Wiegand had a target bonus of 15% of her annual base salary, with a potential payout up to 200% of target based on individual performance and company performance metrics, which for 2014 included metrics relating to employee and miner safety, environmental compliance, production and operating costs. For 2014, CONSOL Energy paid a cash bonus to Mr. Brock at a level of approximately 170% of his target award level in recognition of CONSOL Energy's performance at above target levels for several of the above-specified criteria. For 2014, CONSOL Energy paid a cash bonus to Ms. Ritter at a level of approximately 100.5% of her target award level in recognition of CONSOL Energy's performance at above target levels for several of the above-specified criteria. For 2014, CONSOL Energy paid a cash bonus to Ms. Wiegand at a level of approximately 156% of her target award level in recognition of CONSOL Energy's performance at above target levels for several of the above-specified criteria. These payout levels also reflected an above target individual performance rating, based on a holistic and qualitative, rather than quantitative, assessments.

Long-Term Equity-Based Compensation Awards. CONSOL Energy maintains a long-term incentive program pursuant to which it grants equity-based awards in CONSOL Energy to its executives and key employees. For 2014, CONSOL Energy's equity-based awards for Mr. Brock, Ms. Ritter and Ms. Wiegand consisted of restricted stock units, which vest, one-third per year. Mr. Brock was also granted an award on September 24, 2014, which subject to continued employment, vests in one lump sum on the fifth anniversary of the grant date.

Outstanding Equity Awards at December 31, 2014. As a newly formed company, we have not granted and none of our executive officers have received any grants of equity or equity-based awards in us and no such awards were outstanding as of December 31, 2014. In connection with this offering, we are adopting a new long-term incentive plan, under which we may make grants of equity and equity-based awards in us to our executive officers and other key employees. Please read "Our Long-Term Incentive Plan."

Our executive officers have received and may continue to receive equity or equity-based awards in CONSOL Energy under its equity compensation program. The following provides additional information about our executive officers' outstanding equity awards in CONSOL Energy as of December 31, 2014.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (9)	Market Value of Shares or Units of Stock That Have Not Vested ($) (10)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (11)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#) (10)
James A. Brock, Chief Executive Officer	5,250[1]		22.75	05/03/2015	21,973	742,907	11,394	385,231
	3,226[2]		44.10	05/02/2016				
	6,432[3]		34.85	02/20/2017				
	3,111[4]		78.65	02/19/2018				
	6,347[5]		27.90	02/17/2019				
	4,115[6]		50.50	02/16/2020				
	6,329[7]		48.61	02/23/2021				
	8,280[8]	4,140[8]	36.14	01/26/2022				
Lorraine L. Ritter, Chief Financial Officer & Chief Accounting Officer	2,500[1]		22.75	05/03/2015	3,964	134,023	4,067	137,505
	2,483[2]		44.10	05/02/2016				
	4,073[3]		34.85	02/20/2017				
	1,642[4]		78.65	02/19/2018				
	5,994[5]		27.90	02/17/2019				
	4,001[6]		50.50	02/16/2020				
	3,165[7]		48.61	02/23/2021				
	2,958[8]	1,478[8]	36.14	01/26/2022				
Martha A. Wiegand, General Counsel & Secretary	248[5]		27.90	02/16/2019	2,660	89,935		
	487[6]		50.50	02/16/2020				
	608[7]		48.61	02/23/2021				
	587[8]	293[8]	36.14	01/26/2022				

(1) Options granted 5/3/05 that vested and became exercisable in four equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(2) Options granted 5/2/06 that vested and became exercisable in four equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(3) Options granted 2/20/07 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(4) Options granted 2/19/08 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(5) Options granted 2/17/09 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(6) Options granted 2/16/10 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(7) Options granted 2/23/11 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(8)   Options granted 1/26/12 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(9)   Restricted stock units granted on 1/26/12, 1/31/13 and 1/31/14 and vest in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(10) The market value for restricted stock units and CONSOL Energy Stock Units was determined by multiplying the closing market price for CONSOL Energy common stock on December 31, 2014 ($33.81) by the number of shares underlying the restricted stock unit and CONSOL Energy Stock Unit awards.

(11) This column shows the number of unvested CONSOL Energy Stock Units as of December 31, 2014. The performance period for the CONSOL Energy Stock Unit awards granted in 2013 is January 1, 2013 through December 31, 2016. The amounts presented for the 2013 CONSOL Energy Stock Unit awards are based on achieving performance goals at the target level.

Retirement, Health, Welfare and Additional Benefits. CONSOL Energy employees are eligible to participate in a variety employee benefit plans and programs, subject to the terms and eligibility requirements of those plans, which include a broad-based defined benefit pension plan and 401(k) savings plan, as well as a supplemental defined contribution retirement plan that provides benefits to executive officers and key employees, including Mr. Brock, Ms. Ritter and Ms. Wiegand, in excess of IRS imposed limits under the broad-based pension and savings plan. CONSOL Energy also provides limited executive perquisites, which included use of a company-owned automobile for Mr. Brock for 2014 and a vehicle allowance for Ms. Ritter for 2014.

Severance and Change in Control Programs. CONSOL Energy has entered into change in control severance agreements with each of Mr. Brock and Ms. Ritter. Please read "—Agreements Between Our Executive Officers and CONSOL Energy."

Agreements Between Our Executive Officers and CONSOL Energy

Our general partner's executive officers have not entered into any agreements or arrangements with us or our general partner or with CONSOL Energy specifically in relation to their services with us and our general partner. However, in relation to their employment with CONSOL Energy, each of Mr. Brock and Ms. Ritter have entered into a change in control severance agreement with CONSOL Energy (the "CIC Agreements"), which agreements will continue in effect, at least for a period of time, following the completion of this offering. Ms. Wiegand has not entered into any employment agreements or other arrangements with CONSOL Energy.

The CIC Agreements provide severance benefits to Mr. Brock and Ms. Ritter if they are terminated (i) for any reason, other than cause (as defined below), death or disability, that occurs not more than three months prior to or within two years after a change in control, or is requested by a third party initiating the change in control or (ii) within the two-year period after a change in control, if the executive is constructively terminated (as defined below).

Under the two circumstances described above, each of Mr. Brock and Ms. Ritter would be entitled to receive:

- a lump sum cash payment equal to a multiple of base pay plus a multiple of incentive pay (the multiple, in each case, for Mr. Brock is 2.0 and for Ms. Ritter is 1.5);

- a pro-rated payment of the executive's incentive pay for the year in which termination occurs;

- for a specified period (for Mr. Brock 24 months and for Ms. Ritter 18 months), the continuation of medical and dental coverage (or monthly reimbursements in lieu of continuation);